UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUANTA CAPITAL HOLDINGS LTD.

(Name of Subject Company (Issuer)

QUANTA CAPITAL HOLDINGS LTD.

QCH Acquisition Ltd.

(Name of Filing Persons (Offerors))

10.25% Series A Preferred Shares
(Title of Class of Securities)

G7313F114

(CUSIP Number of Class of Securities)

Agent for Service:
CT Corporation System
111 Eighth Avenue
13th Floor
New York, New York 10011
(212) 894-8400
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)

With a copy to:

Amar Budarapu W. Crews Lott Baker & McKenzie LLP 2001 Ross Avenue, Suite 2300 Dallas, Texas 75201 (214) 978-3000	J. Brett Pritchard Janet Otsuka Love Lord, Bissell & Brook LLP 111 South Wacker Drive Chicago, IL 60606 (312) 443-0700

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$67,306,288	$2,066
*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that an aggregate of 3,130,525 10.25% Series A Preferred Shares, are purchased at the tender offer price of $21.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: 1,922.15 Filing Party: Quanta Capital Holdings Ltd., QCH Acquisition Ltd. Form or Registration No.: SC TO-I Date Filed: June 1, 2006
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 3 (this ‘‘Amendment’’) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on June 1, 2007 under cover of Schedule TO (as so amended, the ‘‘Schedule TO’’) which relates to an offer by QCH Acquisition Ltd., an exempted company limited by shares incorporated in Bermuda (‘‘Purchaser’’), a wholly-owned subsidiary of Quanta Capital Holdings Ltd., an exempted company limited by shares incorporated in Bermuda as a holding company (‘‘Quanta’’), to purchase any and all of Quanta’s 10.25% Series A Preferred Shares (the ‘‘Preferred Shares’’) at $21.50 per share, net to the seller in cash (subject to applicable withholding taxes), and upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement (as amended or supplemented from time to time, the ‘‘Offer to Purchase’’) a copy of which is attached to Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (as amended or supplemented from time to time, the ‘‘Letter of Transmittal’’), a copy of which is attached to Schedule TO as Exhibit (a)(2). Except as specifically provided herein, this Amendment does not amend any of the information previously reported on the Schedule TO.

The information in the Offer to Purchase, amended and supplemented as shown in the version attached hereto as Exhibit (a)(1), is incorporated by reference into this Amendment and into Items 1-11 and 13 of the Schedule TO.

Concurrently with the filing of this Schedule TO, Quanta is filing with the Securities and Exchange Commission (‘‘SEC’’) the Offer to Purchase and Proxy Statement under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to a special general meeting of holders of the Preferred Shares to consider and vote upon, among other things, a proposal to amend the Certificate of Designation of the Preferred Shares.

Item 12.    Exhibits.

(a)	(1) Offer to Purchase and Proxy Statement.*

(2) Letter of Transmittal.*

(3) Proxy.*

(4) Notice of Guaranteed Delivery.*

(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(6) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

(8) Press Release issued by Quanta on June 4, 2007.**

(9) Press Release issued by Quanta on July 12, 2007.*

(b)    Not applicable.

(c)    (1) Financial analysis presentation materials, dated May 23, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Special Committee of the Board of Directors of Quanta.**

(2) Pitch presentation materials, dated April 11, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Board of Directors of Quanta.**

(d)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

(h)    Not applicable.

*       Filed herewith.

**    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2007	QUANTA CAPITAL HOLDINGS LTD.
	By:	/s/ Jonathan J.R. Dodd
Jonathan J.R. Dodd Chief Financial Officer
Date: July 11, 2007	QCH ACQUISITION LTD.
	By:	/s/ Jonathan J.R. Dodd
Jonathan J.R. Dodd Chief Financial Officer

EXHIBIT INDEX

(a)	(1)	Offer to Purchase and Proxy Statement.*
	(2)	Letter of Transmittal.*
	(3)	Proxy.*
	(4)	Notice of Guaranteed Delivery.*
	(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
	(6)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
	(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**
	(8)	Press Release issued by Quanta on June 4, 2007.**
	(9)	Press Release issued by Quanta on July 12, 2007.*
(b)		Not applicable.
(c)	(1)	Financial analysis presentation materials, dated May 23, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Special Committee of the Board of Directors of Quanta.**
	(2)	Pitch presentation materials, dated April 11, 2007, prepared by Friedman, Billings, Ramsey & Co., Inc. for the Board of Directors of Quanta.**
(d)		Not applicable.
(f)		Not applicable.
(g)		Not applicable.
(h)		Not applicable.

*	Filed herewith.
**	Previously filed.